UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission File Number 1-4547 (Unilever N.V.)

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNICARE SAVINGS PLAN

UNILEVER UNITED STATES, INC.

700 SYLVAN AVENUE
ENGLEWOOD CLIFFS, NEW JERSEY 07632

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNILEVER N.V.
WEENA 455
3013 AL, ROTTERDAM
THE NETHERLANDS

UNILEVER PLC
UNILEVER HOUSE
BLACK FRIARS
LONDON EC4 PBQ
ENGLAND

Unicare Savings Plan	2

Unicare Savings Plan	3

Required Information

A. Financial Statements and Schedule:

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits	2

Statements of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4–11

Supplemental Schedules(*)

H – Line 4i – Schedule of Assets (Held at End of Year	12

(*)	Other supplemental schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

B. Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

Unicare Savings Plan	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNICARE SAVINGS PLAN

By:	/s/ Stephen Pass

STEPHEN PASS
DIRECTOR OF BENEFITS

Date: June 24, 2005

          Unicare Savings Plan

Financial Statements and
Supplemental Schedule
          December 31, 2004 and 2003

Unicare Savings Plan

Index
December 31, 2004 and 2003

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits	2

Statements of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4–11

Supplemental Schedules(*)

H – Line 4i – Schedule of Assets (Held at End of Year)	12

(*)	Other supplemental schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Unicare Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Unicare Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Pricewaterhouse Coopers LLP

Florham Park, New Jersey
June 23, 2005

Unicare Savings Plan

Statements of Net Assets Available for Plan Benefits
December 31, 2004 and 2003

	2004	2003

Assets
Investment in the Unilever United States, Inc.
Master Savings Trust, at fair value	$1,562,134,517	$1,545,225,941
Loans to participants	24,914,959	27,960,667

Total investments	1,587,049,476	1,573,186,608

Receivables
Employer contributions	749,607	805,541
Participant contributions	1,468,106	1,542,786

Total assets	1,589,267,189	1,575,534,935

Liabilities
Investment expenses payable	78,721	83,856

Total liabilities	78,721	83,856

Net assets available for plan benefits	$1,589,188,468	$1,575,451,079

The accompanying notes are an integral part of these financial statements.

Unicare Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2004 and 2003

	2004	2003

Additions
Additions to net assets attributed to:
Investment gain from Master Trust	$114,544,422	$203,131,610
Interest from participant loans	1,540,549	1,955,883
Contributions and other additions
Contributions from participants	53,243,552	57,268,932
Contributions from employer	26,024,704	27,488,135
Rollover contributions	31,769,450	22,284,659
Transfer of plan assets in from affiliated plan	—	12,781,188

Total additions	227,122,677	324,910,407

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	212,890,649	182,771,979
Administrative expenses	494,639	133,477
Transfer of plan assets out to unaffiliated plans	—	60,268

Total deductions	213,385,288	182,965,724

Net additions	13,737,389	141,944,683

Net assets available for plan for benefits
Beginning of year	1,575,451,079	1,433,506,396

End of year	$1,589,188,468	$1,575,451,079

The accompanying notes are an integral part of these financial statements.

Unicare Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

1. Description of the Plan

The Unicare Savings Plan (the “Plan”) is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Assets of the Plan along with other assets from defined contribution plans sponsored by Unilever United States, Inc. (the “Company” or “UNUS”) are maintained in the Unilever United States, Inc. Master Savings Trust (the “Trust”). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

Transfers

In June 2003, certain participants of the Bestfoods Hourly Savings Plan, an affiliated plan, became participants of the Plan, as part of a plan merger. Accordingly, the Bestfoods Hourly Savings Plan transferred total participant assets of $4,833,921 to the Plan.

In June 2003, all participants of the International Foods Solutions Savings Plan, an unaffiliated plan, became participants of the Plan, as part of a plan merger. Accordingly, International Foods Solutions Savings Plan transferred total participant assets of $7,947,267 to the Plan.

During 2003, certain participants of the Plan became participants of the “BT Americas Retirement Savings Plan – 401(k)” an unaffiliated plan in conjunction with a Company outsourcing. Accordingly, the Plan transferred $60,268 of participant assets to this Plan.

Eligibility

All employees of the Company and its subsidiaries, divisions and branches scheduled to work twenty or more hours a week, and all employees of Good Humor-Breyer’s at Huntington, Indiana plant represented by the Retail, Wholesale and Department Store Union, United Dairy Workers Local 835 are eligible to participate in the Plan, except for:

•	employees covered by certain other collective bargaining agreements;

•	temporary employees;

•	employees of Ben & Jerry’s Homemade, Bestfoods Caribbean, Unilever Home & Personal Care Manufacturing Company in Las Piedras, Puerto Rico and Unilever Technology Ventures.

Contributions

Plan participants are permitted to make voluntary contributions to the Plan through payroll deductions. Before-tax contributions, representing 401(k) contributions, are deposited in a “before-tax account” and after-tax contributions, where applicable, are deposited in an “after-tax account”. Before-tax contributions per participation were limited to $13,000 for 2004 and $12,000 for 2003.

Contribution percent maximums vary at the discretion of the Company and are as follows:

A)	Employees of Bradley Woods Company: 1 to 60% of eligible compensation on a before-tax basis;

B)	All other employees: 1% to 20% of eligible compensation through payroll deductions on a before-tax basis, an after-tax basis or a combination of both, provided that the maximum

Unicare Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

participant contributions to the before-tax and after-tax accounts do not exceed 20% of eligible compensation.

Participants who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions. Catch-up contributions are limited to $3,000 and $2,000 for eligible employees for 2004 and 2003, respectively.

The Company has a matching program in which the employer contributes a portion of participant contributions to the participant’s account. These contributions are deposited in a “company matching account.” Company matching contributions vary at the discretion of the Company and are as follows:

A)	Legacy employees of Bestfoods: 100% of the first 6% of eligible earnings for 2004 and 100% of the first 5% of eligible earnings for 2003;

B)	Legacy employees of Slimfast: 100% of the first 5% of eligible earnings for 2004 and 100% of the first 7.5% of eligible earnings for 2003;

C)	Remaining employees who are covered under the cash balance formula of the UNICare Retirement Plan: 100% of the first 5% of eligible earnings;

D)	Remaining employees who are covered under the final average pay formula of the UNICare Retirement Plan: 100% of the first 3% of eligible earnings and 50% of the next 2% of eligible earnings.

All contributions are deposited in the Trust.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Company’s contribution, and (c) an allocation of Plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account. At December 31, 2004 and 2003, there were 14,734 and 14,209 participants, respectively.

Vesting

Participants are fully vested in all of their contributions in the before-tax and after-tax accounts as well as the earnings thereon. Vesting provisions relating to Company matching contributions vary at the discretion of the Company and are as follows:

All employees unless otherwise noted: 100% immediately;

Employees of Bradley Woods Company: 33-1/3% after 1 year; 66-2/3% after 2 years; and 100% after 3 years;

Forfeitures

Forfeitures are used to reduce future Company matching contributions. For the years ended December 31, 2004 and 2003, there were $4,422 and $9,469 of forfeitures, respectively. No forfeitures were used to offset Company matching contributions during the year ended December 31, 2004, forfeitures of $1,163,961 were used to offset Company matching contributions

Unicare Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

during the year ended December 31, 2003. At December 31, 2004 forfeited balances available to the Company to offset future contributions totaled $98,974.

Payment of Benefits

During employment, participants may withdraw all or part of their “after-tax account” and earnings thereon. Participants may apply to the Benefits Administration Committee for financial hardship withdrawal of up to 100% of the value of their “after-tax account” and the eligible portion of their vested before-tax account based on plan provisions, prior to attaining age 59-1/2, provided the withdrawal does not exceed the amount of the hardship. Upon attainment of age 59-1/2, participants may withdraw all or part of their “before -tax account”, “after -tax account” and “company matching account”.

Participants may opt to leave their account balance invested in the Plan until they attain age 70-1/2 at which time Internal Revenue Service (“IRS”) regulations require minimum distributions to be made.

Upon termination of employment, participants are entitled to all of their vested balances.

Terminated employees whose vested balances exceed $5,000 at termination may elect to leave their account balances in the Plan until they so request them or attain age 70-1/2 at which time IRS regulations require minimum distributions to be made. Failure to make a voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65. Terminated employees whose vested balances are under $5,000 will be subject to an involuntary distribution.

Investments

Participants have the option to invest in, and direct the Company matching contributions towards any of the following funds:

•	The PRIMCO Interest Income Fund is primarily invested in investment contracts issued by high quality financial institutions such as insurance companies or banks. Each contract has its own specific terms, including interest rate and maturity date. The crediting interest rates at December 31, 2004 and 2003 for the contracts range from 1.99% to 6.99% and 1.00% to 6.99%, respectively. The average crediting interest rates at December 31, 2004 and 2003 for the contracts are 4.56% and 4.95%, respectively.

•	The Fidelity Asset Manager Fund is primarily invested in stocks, bonds, and short-term and money market instruments. The fund may invest in the securities of foreign issuers.

•	The NTGI-QM Collective Daily S&P 500 Equity Index Fund is primarily invested in the 500 stocks that make up the S&P 500 index.

•	The Fidelity Magellan Fund is primarily invested in common stocks. The fund may invest in the securities of foreign issuers.

•	The PIMCO Total Return Fund is primarily invested in all types of bonds, including U.S. government, corporate, mortgage, and foreign bonds. This fund maintains an average portfolio duration of three to six years.

Unicare Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

•	The Fidelity Equity Income Fund is primarily invested in income-producing equity securities, which tend to be large-cap value stocks. The fund may invest in the securities of domestic and foreign issuers.

•	The Harbor Capital Appreciation Fund is primarily invested in equity securities of companies with market capitalizations of at least $1 billion. The fund may invest in the securities of foreign issuers.

•	The Capital Guardian International Equity Fund is primarily invested in opportunities outside of the United States, including American Depository Receipts and U.S. registered securities and companies that target markets outside of the United States.

•	The Unilever N.V. Stock Fund is primarily invested in Unilever N.V. stock.

•	The Fidelity Growth & Income Portfolio Fund is primarily invested in common stocks that pay dividends or show potential for capital appreciation. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Contrafund is primarily invested in common stocks. The fund may invest in the securities of domestic and foreign issuers.

•	The Capital Guardian Emerging Markets Fund is primarily invested in developing country securities that are listed on a bona fide securities exchange or are actively traded in an over-the-counter market.

•	The T. Rowe Price Small Cap Stock Fund is primarily invested in stocks and equity-related securities of small companies.

•	The Washington Mutual Investors Fund – Class A is primarily invested in common stocks. The fund must be fully invested (95%) in the stocks of U.S. companies that meet the fund’s “eligible list” criteria, which include specific guidelines for return of capital, financial strength, and dividend payment.

•	The Fidelity Select Health Care Portfolio Fund normally invests at least 80% of its assets in the common stocks of companies principally engaged in the design, manufacture, or sale of products or services used for or in connection with health care or medicine. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Select Technology Portfolio Fund normally invests at least 80% of its assets in the common stocks of companies principally engaged in offering, using, or developing products, processes, or services that will provide or will benefit significantly from technological advances and improvements. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Select Financial Portfolio Fund normally invests at least 80% of its assets in the common stocks of companies principally engaged in providing financial services to consumers and industry. The fund may invest in the securities of domestic and foreign issuers.

Unicare Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

•	The Fidelity Select Natural Resources Portfolio Fund normally invests at least 80% of its assets in the common stocks of companies principally engaged in owning or developing natural resources, or supplying goods and services to such companies, and in precious metals. The fund may invest in the securities of domestic and foreign issuers.

Loans to Plan Participants

At the request of the Plan participants, loans are permitted up to the lesser of $50,000 reduced by the largest outstanding loan balance in the previous 12 months or one-half of the participants’ vested interest in accounts less any outstanding loans. Loans bear interest at a fixed rate based on the Wall Street Journal published prime rate plus one percent, adjusted quarterly. Loans relating to the acquisition or construction of a participant’s principal residence are to be repaid within fifteen years. All other loans are required to be repaid within five years.

Administration

The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting standards generally accepted in the United States of America.

Valuation of Trust Investments and Income Recognition

Shares of participation in the various funds, other than the PRIMCO Interest Income Fund, are valued based on quoted market prices as of the last business day of the year. The guaranteed investment contracts and the synthetic guaranteed investment contracts in the PRIMCO Interest Income Fund are stated at contract value, which approximates fair value.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. The average cost basis is used in determining gain or loss on Trust investments sold.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Investment management fees for all funds, excluding the Unilever N.V. Stock Fund, are paid by the Plan. All other administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent

Unicare Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

assets and liabilities at the date of the financial statements. These significant estimates include fair market values of investments. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.

The Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed. However, the Plan administrator does not anticipate non-performance by these companies. The Plan administrator believes that the risk to the Trust portfolio from credit loss is not material due to the diversified nature of the assets held.

3. Tax Status of the Plan

The Plan received a favorable tax determination letter, effective August 4, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4. Investments Held by the Trust

The Trust primarily comprises the assets of the Unicare Savings Plan. The Trust also holds investments for a number of other Plans sponsored by subsidiaries of Unilever United States, Inc. The Plan has an undivided interest in certain assets of the Trust and sole interests in other assets of the Trust. Certain investment assets of the Trust and related earnings are allocated to the Plans participating in the Trust based upon the total of each individual participant’s share of the Trust. On an overall basis, the Plan has a 92% and 91% interest in the investments of the Trust as of December 31, 2004 and 2003, respectively.

The Plan’s approximate share of investments held by the Trust at December 31, 2004 and 2003 were as follows:

	2004	2003

Short-Term Investment Fund	89%	88%
Mutual Funds	94%	94%
Commingled Fund	89%	88%
Guaranteed Investment Contracts	89%	88%
Synthetic Guaranteed Investment Contracts	89%	88%
Unilever N.V. Stock Fund	88%	90%

Unicare Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

     At December 31, 2004 and 2003, the financial position of the Trust was as follows:

	2004	2003

Investments at fair value
Short-term investment fund (cost approximates fair value)	$16,906,150	$16,572,033
Mutual fund (cost $923,962,853 and $887,684,796)	970,167,233	927,507,455
Commingled fund (cost approximates contract value)	220,062,987	211,175,244
Guaranteed investments contracts (cost approximates contract value)	13,424,977	29,932,028
Synthetic guaranteed investment contracts (cost approximates contract value)	441,598,756	461,597,804
Unilever N.V. stock fund (cost $33,560,201 and $34,516,454)	43,046,229	45,960,206

	$1,705,206,332	$1,692,744,770

The following presents investments that represent 5 percent or more of the Trust’s net assets for the years ended December 31, 2004 and 2003:

	2004	2003

Fidelity Magellan Fund, 1,717,842 and 1,975,789 shares, respectively	$178,294,838	$193,113,614
PRIMCO Interest Income Fund, 691,157,884 and 720,033,509 shares, respectively	$691,157,884	$720,033,509
PIMCO Total Return Institutional Fund, 9,724,749 and 10,532,534 shares, respectively	$103,763,070	$112,803,441
Harbor Capital Appreciation Fund, 3,165,776 and 3,547,984 shares, respectively	$90,762,806	$93,382,936
NTGI-QM Equity Index Fund, 17,289,062 and 18,894,732 shares, respectively	$176,867,102	$174,209,426

Investment income for the Trust includes net appreciation (depreciation) of investment, as well as interest and dividends from investments. The net appreciation (depreciation) of investments held in the Trust consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments.

Unicare Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

The investment income of the Trust net assets for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003
Investment income

Net appreciation (depreciation) in fair value of investments
Mutual funds and commingled funds	$72,140,348	$136,536,171
Unilever N.V. stock	1,054,213	9,904,734

Net appreciation (depreciation)	73,194,561	146,440,905

Interest	31,384,667	33,338,726
Dividends	19,105,870	13,618,977

Total investment gain/(loss)	$123,685,098	$193,398,608

5. Transactions with Related Parties and Parties-in-Interest

The Unilever N.V. Stock Fund invests in shares of Unilever N.V. Stock. This fund is designed as a means of employees to participate in the potential long-term growth of Unilever.

Certain Trust investments consist of units in investment funds managed by Fidelity. Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA. In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, the participant’s rights to their accrued benefits are nonforfeitable. Any unallocated assets of the plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

7. Subsequent Events

Effective as of the close of business on April 29, 2005, the Company has changed investment options of the Plan. All participant account balances on that date in Capital Guardian International Equity Fund and Capital Guardian Emerging Markets Fund were transferred to the Fidelity Select International Equity Portfolio and the Smith Barney Emerging Market Equity Fund Institutional (Y Class), respectively.

Unicare Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

		(c) Description of Investment
		Including Maturity Date, Rate
	(b) Identity of Issue, Borrower,	of Interest, Collateral, Par or		(e) Current
(a)	Lessor or Similar Party	Maturity Value	(d) Cost	Value

*	Participants’ Loans	Interest rates ranging from 5.0% to 10.5% and with maturities through 2019	$ —	$24,914,959
				$24,914,959

*	Denotes a party-in-interest to the Plan

Unicare Savings Plan

Notes to Financial Statements
December 31, 2004 and 2003

INDEX OF EXHIBITS

Exhibit Number	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm